UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

WisdomTree Investments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL ETFS CAPITAL LIMITED Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW	IRSHAD KARIM LION POINT CAPITAL, LP 250 W 55th Street, 33rd Floor New York, New York 10019

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined below) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3).

2

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 Series A Preferred Stock.

3

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

Lion Point Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Sweden and France
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,521,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,521,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,521,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 97717P104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	ETFS Capital Limited, a Jersey company (“ETFS”), with respect to the Shares directly and beneficially owned by it, and Graham Tuckwell, as the Chairman of the Board of Directors and controlling shareholder of ETFS; and

(ii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), with respect to the Shares beneficially owned by it as the investment manager to a certain investment fund client (the “Lion Point Account”), Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings”), as the general partner of Lion Point Capital, and Didric Cederholm as the Member and a Manager of Lion Point Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of ETFS is Ordnance House, 31 Pier Road, St. Helier, Jersey JE2 4XW. The address of the principal office of Mr. Tuckwell is 43 Mary St., Hawthorn VIC 3122, Australia. The address of the principal office of each of Lion Point Capital, Lion Point Holdings and Mr. Cederholm is 250 West 55th Street, 33rd Floor, New York New York 10019.

(c)       The principal business of ETFS is serving as an investment company. Mr. Tuckwell is the Chairman of the Board of Directors and controlling shareholder of ETFS. The principal business of Lion Point Capital is serving as the investment manager to certain investment fund clients, including the Lion Point Account. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. Mr. Cederholm is the Founding Partner and Chief Investment Officer of Lion Point Capital and a Member and a Manager of Lion Point Holdings GP.

(d)       No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Tuckwell is a citizen of Australia and Mr. Cederholm is a citizen of each of Sweden and France.

7

CUSIP No. 97717P104

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 15,250,000 Shares and 14,750 Series A Preferred Stock beneficially owned by the Reporting Persons were acquired on April 11, 2018 pursuant to the Share Sale Agreement, dated as of November 13, 2017 (the “Share Sale Agreement”), by and among the Issuer, WisdomTree International Holdings Ltd, a wholly-owned subsidiary of the Issuer, and ETFS. Pursuant to the Share Sale Agreement, the Issuer acquired certain assets of ETFS for a purchase price consisting of (i) $253 million in cash, (ii) 15,250,000 Shares and (iii) 14,750 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), which are convertible into an aggregate of 14,750,000 Shares, subject to certain restrictions.

The Shares beneficially owned by Lion Point Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,521,979 Shares beneficially owned by Lion Point Capital is approximately $26,540,101, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 8, 2022, the Reporting Persons entered into a Group Agreement (the “Group Agreement”), as more fully described in Item 6, and which is attached hereto as Exhibit 99.1 and incorporated herein by reference, in connection with their collective efforts to seek changes to the composition of the Board and management of the Issuer. The Reporting Persons intend to attempt to work constructively with the Issuer to arrive at a solution that puts the Issuer in the best position to unlock value for the benefit of all stockholders and expect to have a dialogue with members of the Board to this end. In light of an upcoming key deadline for the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”), the Reporting Persons reserve their right to take their case for Board representation directly to the Issuer’s stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 146,586,291 Shares outstanding, as of February 15, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

As of the close of business on March 10, 2022, ETFS held 14,750 shares of Series A Preferred Stock, convertible into an aggregate of 14,750,000 Shares. The Series A Preferred Stock may not be converted into Shares if, after such conversion, ETFS and certain affiliates would beneficially own, as determined in accordance with the Share Sale Agreement and Section 13(d) Exchange Act, more than 9.99% of the Issuer’s then outstanding Shares (the “Beneficial Ownership Limitation”). As of the close of business on March 10, 2022, the Beneficial Ownership Limitation limits the aggregate conversion of Series A Preferred Stock by ETFS to 0 out of the 14,750,000 Shares underlying the Series A Preferred Stock held by ETFS.

8

CUSIP No. 97717P104

A.	ETFS
(a)	As of the close of business on March 10, 2022, ETFS directly beneficially owned 15,250,000 Shares.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,250,000
(c)	ETFS has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Mr. Tuckwell
(a)	Mr. Tuckwell, as the Chairman and controlling shareholder of ETFS, may be deemed the beneficial owner of the 15,250,000 Shares.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,250,000
(c)	Mr. Tuckwell has not entered into any transactions in the Issuer’s securities during the past sixty days.
C.	Lion Point Capital
(a)	Lion Point Capital, as the investment manager to the Lion Point Account, may be deemed the beneficial owner of 4,521,979 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,521,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,521,979
(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A and incorporated herein by reference.
D.	Lion Point Holdings
(a)	Lion Point Holdings, as the general partner of Lion Point Capital, may be deemed the beneficial owner of 4,521,979 Shares.
9

CUSIP No. 97717P104

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,521,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,521,979
(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A and incorporated herein by reference.
E.	Mr. Cederholm
(a)	Mr. Cederholm, as a Manager and Member of Lion Point Holdings, may be deemed the beneficial owner of 4,521,979 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,521,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,521,979
(c)	The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A and incorporated herein by reference.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 19,771,979 shares of Common Stock owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own and except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 8, 2022, the Reporting Persons entered into the Group Agreement pursuant to which, the parties thereto agreed, among other things: (a) to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) to solicit proxies or written consents for the election of the persons nominated by the Reporting Persons to the Board at the 2022 Annual Meeting (the “Solicitation”), (c) to provide notice to ETFS’ legal counsel of all trading in the securities of the Issuer, and (d) ETFS agreed to bear all expenses incurred in connection with the Reporting Persons’ activities in connection with the Solicitation, subject to certain limitations. The above description of the Group Agreement does not purport to be complete and is qualified in its entirety to by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

10

CUSIP No. 97717P104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Group Agreement, dated March 8, 2022.

11

CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
Didric Cederholm

12

CUSIP No. 97717P104

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LION POINT CAPITAL, LP

(On Behalf of the Lion Point Account)

Purchase of Common Stock	100,000	6.4499	01/10/2022
Purchase of Common Stock	10,178	6.3699	01/10/2022
Purchase of Common Stock	9,379	6.4278	01/11/2022
Purchase of Common Stock	12,956	6.4900	01/11/2022
Purchase of Common Stock	150,000	6.4278	01/12/2022
Purchase of Common Stock	75,000	6.4289	01/13/2022
Purchase of Common Stock	50,000	6.4849	01/13/2022
Purchase of Common Stock	100,000	6.3750	01/14/2022
Purchase of Common Stock	100,000	6.1614	01/19/2022
Purchase of Common Stock	93,703	6.0882	01/19/2022
Purchase of Common Stock	150,000	6.1370	01/19/2022
Purchase of Common Stock	83,810	6.1008	01/20/2022
Purchase of Common Stock	50,000	6.0898	01/20/2022
Purchase of Common Stock	200,000	5.8892	01/21/2022
Purchase of Common Stock	137,746	5.8665	01/21/2022
Purchase of Common Stock	100,000	5.6432	01/24/2022
Purchase of Common Stock	161,098	5.7079	01/24/2022
Purchase of Common Stock	88,793	5.7143	01/25/2022
Purchase of Common Stock	15,375	5.7071	01/25/2022
Purchase of Common Stock	11,134	5.8262	01/26/2022
Purchase of Common Stock	18,314	5.8692	01/26/2022
Purchase of Common Stock	100,000	5.8090	02/17/2022
Purchase of Common Stock	100,000	5.7907	02/17/2022
Purchase of Common Stock	150,000	5.8095	02/17/2022
Purchase of Common Stock	150,000	5.8029	02/17/2022
Purchase of Common Stock	50,000	5.7396	02/18/2022
Purchase of Common Stock	50,000	5.6664	02/18/2022
Purchase of Common Stock	50,000	5.6498	02/18/2022
Purchase of Common Stock	50,000	5.5402	02/22/2022
Purchase of Common Stock	25,000	5.5604	02/22/2022
Purchase of Common Stock	25,000	5.5696	02/22/2022
Purchase of Common Stock	250,000	5.6458	02/23/2022
Purchase of Common Stock	100,000	5.3150	02/24/2022
Purchase of Common Stock	100,000	5.5350	02/24/2022
Purchase of Common Stock	70,424	5.3151	02/24/2022
Purchase of Common Stock	100,000	5.7650	02/25/2022
Purchase of Common Stock	100	5.6600	02/28/2022
Purchase of Common Stock	150,000	5.6659	02/28/2022
Purchase of Common Stock	50,000	5.6798	02/28/2022
Purchase of Common Stock	179,476	5.4751	03/01/2022
Purchase of Common Stock	31,954	5.1873	03/04/2022
Purchase of Common Stock	47,925	5.1999	03/04/2022
Purchase of Common Stock	100,000	5.1955	03/04/2022
Purchase of Common Stock	107,538	5.1641	03/07/2022
Purchase of Common Stock	2,102	5.2256	03/08/2022
Purchase of Common Stock	100,000	5.2256	03/08/2022